FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1.    Name and Address of Company
Algonquin Power & Utilities Corp. (“AQN”)
354 Davis Road
Oakville, Ontario
L6J 2X1
Item 2.    Date of Material Change
August 10, 2023
Item 3.    News Release
The news releases referenced herein were disseminated through the facilities of CNW Group (Cision) on August 10, 2023. A copy of the news releases (collectively, the “News Releases”) have also been filed under AQN’s profile on SEDAR+ at www.sedarplus.ca and are attached hereto as Schedules “A” and “B”.
Item 4.    Summary of Material Change
On August 10, 2023, AQN provided an update on AQN’s previously announced strategic review of its renewables business and announced that AQN will pursue a sale of its Renewable Energy Group.
Additionally, on August 10, 2023, AQN announced that Christopher Huskilson, a member of AQN’s board of directors (the “Board”) since 2020, has been appointed Interim Chief Executive Officer, effective August 10, 2023. Mr. Huskilson succeeds Arun Banskota, who stepped down as President and Chief
Executive Officer and as a member of the Board effective August 10, 2023. The Board has engaged a nationally recognized search firm to commence a search process to identify a permanent Chief Executive Officer.
Item 5.    Full Description of Material Change
For further details of the material change, please see the News Releases.
Item 6.    Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.    Omitted Information
Not applicable.
Item 8.    Executive Officer
For further information please contact Christopher Huskilson, Interim Chief Executive Officer of AQN, at (905) 465-4500.
Item 9.    Date of Report
August 14, 2023

Schedule “A”
(see attached)

Algonquin Power & Utilities Corp. Will Pursue Sale of Renewable Energy Group Following Strategic
Review; Announces 2023 Second Quarter Financial Results
OAKVILLE, Ontario – August 10, 2023 – Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) today announced that it will pursue a sale of the Renewable Energy Group.
“Over the past few months, the AQN Board of Directors, in conjunction with our independent financial advisor, has conducted a thorough review of our businesses with the aim of enhancing value for our shareholders,” said Chris Huskilson, Interim Chief Executive Officer of AQN. “We have two strong businesses – a well-positioned regulated utility business with diversified assets and attractive jurisdictions, and a solid, competitive renewables business with scale and strong assets. That said, we believe the value of our assets is not fully realized in our current structure. We therefore determined that focusing on our regulated business going forward and pursuing a sale of the renewables business is the best path forward for AQN.”
Huskilson continued, “We are confident that the intended sale will unlock AQN’s value as a pure-play regulated utility by simplifying our structure and enabling us to focus on lower risk regulated investment opportunities, with greater operational efficiency and capital discipline. We expect to use the proceeds of a renewables transaction to reduce our debt and fund share repurchases. In addition, our objectives for the transaction are to support our current dividend, reduce our cost of capital, and maintain our investment grade BBB credit rating. At the same time, we will seek to maximize the value of the renewables business and position it with a new owner that can facilitate its long-term success through the ongoing energy transition.”
As announced on May 11, 2023, the Company’s Board of Directors initiated a strategic review of the Renewable Energy Group with the aim of enhancing shareholder value. The strategic review was conducted by the Strategic Review Committee of the Board, comprised of directors Chris Huskilson (Chair), Amee Chande and Dan Goldberg.
JP Morgan will act as the Company’s financial advisor in connection with the sale of the Renewable Energy Group. The Company expects to exit the sale process as a competitively capitalized, pure-play regulated utility with a stable and healthy growth outlook.
Second Quarter Financial Highlights
The Company also announced today financial results for the second quarter ended June 30, 2023. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“While our second quarter 2023 results were negatively impacted by unfavourable weather, we remain focused on our growth outlook and long-term success,” said Mr. Huskilson.
·Revenue of $627.9 million, an increase of 1%;
·Adjusted EBITDA1 of $277.7 million, a decrease of 4%;
·Adjusted Net Earnings1 of $56.2 million, a decrease of 49%; and
·Adjusted Net Earnings1 per common share of $0.08, a decrease of 50%, in each case on a year-over-year basis.

All amounts in U.S. $ millions except per share information	Three months ended June 30			Six months ended June 30
	2023	2022	Change	2023	2022	Change
Revenue	$627.9	$619.4	1%	$1,406.5	$1,352.6	4%
Net earnings attributable to shareholders	(253.2)	(33.4)	NM	16.9	57.6	(71)%
Per common share	(0.37)	(0.05)	NM	0.02	0.08	(77)%
Cash provided by operating activities	261.4	135.3	93%	294.7	301.6	(2)%
Adjusted Net Earnings[1]	56.2	109.6	(49)%	176	250.7	(30)%
Per common share	0.08	0.16	(50)%	0.25	0.36	(31)%
Adjusted EBITDA[1]	277.7	289.2	(4)%	618.7	619.4	—%
Adjusted Funds from Operations[1]	154.2	180.3	(14)%	367.8	400.6	(8)%
Dividends per common share	0.1085	0.1808	(40)%	0.217	0.3514	(38)%

1 Please refer to "Non-GAAP Measures" below for further details.
Quarterly Results
·Solid Regulated Growth from New Rate Implementations – The Regulated Services Group grew primarily due to the implementation of new rates at certain of the Company's utilities. As previously disclosed, the Company realized the benefit of an annual revenue increase of $27.0 million at its CalPeco Electric utility, which was authorized on April 27, 2023, effective June 2023 and retroactive to January 2022. The order’s retroactive adjustment resulted in a one-time net earnings benefit of $11.2 million that was realized in the second quarter of 2023.
·New Rates Filed in New York and New Hampshire – In the second quarter of 2023, the Regulated Services Group filed for new rates at its New York Water and Granite State Electric utilities. The New York Water application, filed on May 4, 2023, seeks an increase in revenues of $39.7 million based on a return on equity (“ROE”) of 10% and an equity ratio of 50%. The Granite State Electric utility, filed on May 5, 2023, seeks a permanent increase in revenues of $15.5 million and a temporary increase of $6.7 million based on an ROE of 10.35% and an equity ratio of 55%.
·Unfavourably Impacted Results due to Weather – Overall across the Company’s business segments, unfavourable weather negatively impacted second quarter Adjusted Net Earnings per common share by approximately three cents compared to the same period in 2022. More specifically, the Renewable Energy Group’s wind facilities generated 75.1% of long-term average resource, a 22% decrease compared to the same period in 2022, accounting for approximately two cents of year-over-year Adjusted Net Earnings per common share decline (see “Non-GAAP Measures” below). For the Regulated Services Group, unfavourable weather reduced customer demand and drove a headwind equating to approximately one cent of year-over-year Adjusted Net Earnings per common share decline.
·Renewable Operating Performance Reduced by HLBV Roll Offs – The Renewable Energy Group experienced a $14.0 million decrease in Hypothetical Liquidation at Book Value (“HLBV”) related to end of the production tax credit eligibility on certain projects commissioned in 2012, as previously experienced in the latter half of 2022 and first quarter of 2023, and the remainder related to weather-driven reduced wind production.

·Higher Interest Expenses Reflect Growth Financing and Macro Environment – In the second quarter of 2023, interest expense increased by $25.1 million year-over-year, with approximately two-thirds of this increase attributable to higher short-term borrowing costs and approximately one-third attributable to financings to support growth initiatives. Higher interest expenses also drove a large portion of the year-over-year decline in adjusted funds from operations.
The Interim MD&A and AQN’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2023 will be available on its web site at www.AlgonquinPower.com and in its corporate filings on SEDAR+ at www.sedarplus.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings).
Earnings Conference Call
AQN will hold an earnings conference call at 8:30 a.m. eastern time on Thursday, August 10, 2023, hosted by Interim Chief Executive Officer, Chris Huskilson, and Chief Financial Officer, Darren Myers.

Date:	Thursday, August 10, 2023
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number	1(800) 715-9871
	Toll Dial-In Number	1 (646) 307-1963
	Conference ID	2060573
Webcast:	https://edge.media-server.com/mmc/p/8edd52rm

Presentation also available at: www.algonquinpower.com

About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will”, “expects”, “estimates”, “intends”, “aims”, “believes”, “outlook” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the Company’s pursuit of a sale of the Renewable Energy Group; the expected benefits, outcomes, results and aims of a sale of the Renewable Energy Group; the expected use of proceeds from a sale of the Renewable Energy Group; and the Company’s expectation that it will exit the sale process as a competitively capitalized, pure-play regulated utility with a stable and healthy growth outlook. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. There can be no assurance that a sale or other separation transaction regarding the Renewable Energy Group will occur, or that any of the intended benefits and aims of any such transaction will be realized. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Management Discussion & Analysis for the year ended December 31, 2022 (the “Annual MD&A”), and in the Interim MD&A, each of which is or will be available on SEDAR+ and EDGAR.
Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (or “Adjusted EBITDA”), “Adjusted Funds from Operations” and “Divisional Operating Profit”, which are used in this news release, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures can be found in the section entitled "Caution Concerning Non-GAAP Measures" in the Interim MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
AQN does not provide reconciliations for forward-looking non-GAAP financial measures as AQN is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of AQN’s control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking U.S. GAAP financial measure. For these same reasons, AQN is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.

Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended		Six months ended
	June 30		June 30
(all dollar amounts in $ millions)	2023	2022	2023	2022
Net earnings (loss) attributable to shareholders	$(253.2)	$(33.4)	$16.9	$57.6
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	16.4	3.5	30.8	7.6
Income tax recovery	(56.0)	(22.8)	(31.3)	(13.4)
Interest expense	89.7	64.6	171.6	122.5
Other net losses[1]	40.4	8.7	43.8	13.4
Unrealized loss (gain) on energy derivatives included in revenue	(0.1)	2.5	(0.1)	3.1
Pension and post-employment non-service costs	5.3	2.3	10.3	4.8
Change in value of investments carried at fair value[2]	311.4	143.5	132.0	184.0
Loss (gain) on derivative financial instruments	(1.0)	3.3	(3.2)	2.6
Loss on foreign exchange	6.4	4.5	7.8	4.7
Depreciation and amortization	118.4	112.5	240.1	232.5
Adjusted EBITDA	$277.7	$289.2	$618.7	$619.4
1 See Note 16 in the unaudited interim consolidated financial statements.
2 See Note 6 in the unaudited interim consolidated financial statements.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended		Six months ended
	June 30		June 30
(all dollar amounts in $ millions except per share information)	2023	2022	2023	2022
Net earnings (loss) attributable to shareholders	$(253.2)	$(33.4)	$16.9	$57.6
Add (deduct):
Loss (gain) on derivative financial instruments	(1.0)	3.3	(3.2)	2.6
Other net losses[1]	40.4	8.7	43.8	13.4
Loss on foreign exchange	6.4	4.5	7.8	4.7
Unrealized loss (gain) on energy derivatives included in revenue	(0.1)	2.5	(0.1)	3.1
Change in value of investments carried at fair value[2]	311.4	143.5	132.0	184.0
Adjustment for taxes related to above	(47.7)	(19.5)	(21.2)	(14.7)
Adjusted Net Earnings	$56.2	$109.6	$176.0	$250.7
Adjusted Net Earnings per common share	$0.08	$0.16	$0.25	$0.36
1 See Note 16 in the unaudited interim consolidated financial statements.
2 See Note 6 in the unaudited interim consolidated financial statements.
Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended		Six months ended
	June 30		June 30
(all dollar amounts in $ millions)	2023	2022	2023	2022
Cash provided by operating activities	$261.4	$135.3	$294.7	$301.6
Add (deduct):
Changes in non-cash operating items	(112.4)	36.6	53.4	84.8
Production based cash contributions from non-controlling interests	—	2.5	9.1	6.2
Costs related to tax equity financing	1.2	—	1.2	—
Acquisition-related costs	4.0	5.9	9.4	8.0
Adjusted Funds from Operations	$154.2	$180.3	$367.8	$400.6

Schedule “B”
(see attached)

Algonquin Power & Utilities Corp. Announces CEO Transition
Chris Huskilson Appointed Interim CEO, Succeeding Arun Banskota
Board Commencing Search for a Permanent CEO
OAKVILLE, ON – August 10, 2023 - Algonquin Power & Utilities Corp. ("AQN", “Algonquin” or the “Company”) (TSX/NYSE: AQN) today announced that energy industry veteran Christopher Huskilson, a member of the Algonquin Board of Directors (the “Board”) since 2020, has been appointed Interim Chief Executive Officer, effective immediately. He succeeds Arun Banskota, who has stepped down as President and Chief Executive Officer and as a member of the Board, effective immediately.
The Board has engaged a nationally recognized search firm to commence a search process to identify a permanent Chief Executive Officer.
“As AQN prepares to pursue a sale of its renewables business and move forward as a pure-play regulated utility company, the Board of Directors has determined that now is the right time to transition leadership,” said Kenneth Moore, Chair of the Algonquin Board of Directors. “Chris has a record of driving significant growth in the energy industry, and he knows AQN and our business well from his tenures on the AQN Board. As we conduct a search for a permanent CEO, we are confident that Chris will ensure a smooth transition while we pursue a sale of the renewables business and position AQN’s utility business for its next phase of standalone growth and value creation.”
Kenneth Moore continued, “On behalf of everyone at AQN, I want to thank Arun for his leadership and contributions throughout his tenure. Arun guided AQN through the pandemic and built on the legacy of AQN’s founders over his three years as CEO, and we wish him the best in his future endeavors.”
“It is a privilege to serve as Interim CEO at this critical juncture for the Company after having chaired the Strategic Review Committee of the Board,” said Chris Huskilson, Interim CEO. “As we begin the sale process for the renewables business, our focus remains on executing our value-creation strategies and operating efficiently across both our regulated and renewable asset base. I look forward to working with the Board and management team during this transition period to build on all the work underway to re-establish AQN as a top tier utility business and unlock value for shareholders.”
Arun Banskota said, “I am proud to have had the opportunity to serve Algonquin over the past three years and believe that the Company is well positioned to deliver long-term, sustainable value for years to come.”
Strategic Review Update and Second Quarter 2023 Earnings
In a separately issued press release, the Company provided an update on its previously announced strategic review of its renewables business and announced that its Board of Directors will pursue a sale of its Renewable Energy Group. The Company also reported second quarter 2023 earnings. AQN will hold an earnings conference call at 8:30 a.m. eastern time this morning, hosted by Interim Chief Executive Officer, Chris Huskilson, and Chief Financial Officer, Darren Myers. The release can be viewed on the Company's Investor Relations page at AlgonquinPower.com, as well as on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

About Chris Huskilson
Chris is an energy industry veteran with over 20 years of experience leading utility businesses. His previous roles include serving as the CEO and a Director of Emera Inc., a publicly traded and geographically diverse energy and service company based in Halifax, Nova Scotia. During his 13 years leading Emera, he grew the business through substantial organic and acquisition-based growth, including more than doubling the business by acquiring Florida based TECO Energy in 2015. In addition, he has served as President and CEO of 5-H Holdings Inc. and the Chair of XOCEAN Ltd. He has also served as Chair of the Canadian Electricity Association, Chair of the Energy Council of Canada, Chair of the Greater Halifax Partnership, and is a founding member of Canada’s Ocean Supercluster, Dalhousie’s Creative Destruction Lab, and Endeavor Canada. He served on AQN’s Board from 2009 to 2016, while Emera held 25% of the Company, and began his current tenure on the AQN Board in January 2020. Chris holds a Bachelor of Science in Engineering, a Master of Science in Engineering, and a Doctor of Science, Honoris Causa from the University of New Brunswick.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s pursuit of a sale of its Renewable Energy Group and the expected impact and outcomes thereof. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. There can be no assurance that a transaction, strategic change or outcome will result from or be implemented as a result of the strategic review or that any transaction resulting therefrom will ultimately enhance shareholder value or result in a lower cost of capital. Forward-looking statements contained herein are provided for the purposes of presenting information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Management Discussion & Analysis for the year ended December 31, 2022, and in AQN’s Management Discussion & Analysis for the three months ended June 30, 2023, each of which is or will be available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500